1095 Avenue of the Americas

New York, NY 10036-6797

+1 212 698 3500 Main

+1 212 698 3599 Fax

www.dechert.com

DEREK M. WINOKUR

derek.winokur@dechert.com

+1 (212) 698-3860 Direct

+1 (212) 698-0660 Fax

May 11, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Pamela A. Long and Dorine H. Miller

Re:                               Griffon Corporation

Registration Statement on Form S-3, File No. 333-158273

Registration Statement on Form S-4, File No. 333-158274

Dear Ms. Long and Ms. Miller:

Griffon Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-158273) and Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-158274) (collectively, “Amendments No. 1”).  On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated April 20, 2009 from Ms. Pamela A. Long, Assistant Director, to Mr. Patrick L. Alesia, Chief Financial Officer of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  We also will provide courtesy copies of Amendments No. 1 as filed and marked with the changes from the March 30, 2009 filing of the Registration Statement on Form S-3 and Registration Statement on Form S-4.

Item 16.  Exhibits, page II-4

1.                                      Subject to the rules regarding incorporation by reference, furnish all exhibits required by Item 601 of Regulation S-K, in the amended registration statements.  Please include a reference to each required exhibit in the exhibit index and be specific as to the location of the exhibit.  Use separate notations to specify which exhibits have been previously filed, which exhibits are filed in the amended registration statement and which exhibits are filed as exhibits to a filed report that is incorporated by reference.

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC

EUROPE  Brussels  London  Luxembourg  Munich  Paris  ASIA  Beijing  Hong Kong

United States Securities and

Exchange Commission

May 11, 2009

With respect to the Company’s Registration Statement on Form S-3 and Form S-4, the Company has revised the index to include each exhibit required to be filed under Item 601 of Regulation S-K, and all exhibits incorporated by reference have been filed in accordance with the requirements of Items 10 and 601 of Regulation S-K, Rule 411(c) under the Securities Act of 1933, as amended, and the Commission’s Record Control Schedule.  In addition, the Company has revised the exhibit index to reflect more clearly which exhibits have been previously filed, which exhibits have been incorporated by reference to prior filings and which exhibits will be filed in the future.

2.                                      The Statement of Eligibility of the Trustee on Form T-1 (“T-1”) must be filed as Exhibit 25 to the registration statement before the effective date of the registration statement or the T-1 may be filed no later than two business days after the beginning of the delayed offering.  If the T-1 is filed on a delayed basis, the registrant must file the Form T-1 separately under the electronic form type “305B2”.  Registrants should not file the Form T-1 in a separate post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.  See footnote 86 and the accompanying text in Release No. 33-7122 (Dec. 19, 1004).  Please revise the asterisk notation at the bottom of the index, accordingly.

The Company has revised the notations to Exhibit 25 in Amendments No. 1 to reflect that the Form T-1 will be filed in accordance with the requirements of Section 305(b)(2) of the Trust Indenture Act of 1939, as amended, and the appropriate rules and regulations thereunder.

Signatures, page II-7

3.                                      Each registration statement should also be signed by each co-registrant’s principal executive officer, principal financial officer and controller or principal accounting officer whose titles should be shown on the signature page.  The signature pages of the amended registration statements on Forms S-3 and Form S-4 should be revised accordingly.

The Company has revised the signature pages to Amendments No. 1 to include signatures by each co-registrant’s principal executive officer, principal financial officer and principal accounting officer.

* * * * * * * * * *

United States Securities and

Exchange Commission

May 11, 2009

If you have any questions, please feel free to contact the undersigned by telephone at 212.698.3860 (or by facsimile at 212.698.3599).  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Derek M. Winokur

Derek M. Winokur

cc:           Patrick L. Alesia